

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Robert G. Phillips
President and Chief Executive Officer
Crestwood Midstream Partners LP
717 Texas Avenue, Suite 3150
Houston, Texas 77002

  Re: Crestwood Midstream Partners LP
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed March 15, 2010
    Form 10-Q for Fiscal Quarter Ended September 30, 2010
    Filed November 8, 2010
    File No. 001-33631

Dear Mr. Phillips:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director

cc: William Manias, Chief Financial Officer